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                             June 4, 2021

       Yi Zhang
       Chief Executive Officer
       Zhangmen Education Inc.
       No.82 Tongjia Road, Hongkou District, Shanghai
       People   s Republic of China

                                                        Re: Zhangmen Education
Inc.
                                                            Amendment No. 2 to
Registration Statement on Form F-1
                                                            Filed June 3, 2021
                                                            File No. 333-256281

       Dear Mr. Zhang:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 2 to Registration Statement on Form F-1

       Risk Factors
       ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement..., page 68

   1. You state here that the exclusive forum provision in your deposit agreement will apply to claims arising under
the Securities Act and the Exchange Act. In your risk factors on pages 65 and 69 and in
the Jurisdiction section on page 208, you do not clarify whether the provision applies
to claims arising under the Securities Act or the Exchange Act. In your deposit agreement,
Section 7.6 only specifies that the provision will apply to
                                                        Securities Act claims.
Furthermore, the disclosure in your filing states that there is an exception to the
exclusive forum provision for arbitration claims, yet the deposit agreement does not seem
to include such a provision. Please revise for consistency and
 Yi Zhang
Zhangmen Education Inc.
June 4, 2021
Page 2
      explicitly state in the deposit agreement whether the exclusive forum provision will apply to claims arising under the Exchange Act.
Dilution, page 80

2. Your calculation of historical net tangible book value totaling US$(103.1) million and net tangible book value per ordinary share of US$(0.31) as of March 30, 2021 appears to include mezzanine equity in the amount of US$1,106.6 million while excluding the related preferred shares of 1,029,858,131 shares. If you choose to present dilution beginning with the net tangible book value of US$(103.1) million, please revise your description and calculation to include the related preferred shares. If you choose to present the impact of the conversion of the preferred shares separately, please revise your description and calculation accordingly to exclude both mezzanine amount and the related preferred shares from the value per ordinary share.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Stephen Kim at 202-551-3291 or Linda Cvrkel at 202-551-3813 if you
have questions regarding comments on the financial statements and related matters. Please contact Taylor Beech at 202-551-4515 or Dietrich King at 202-551-8071 with any other questions.



                                                           Sincerely,
FirstName LastNameYi Zhang
                                                           Division of
Corporation Finance
Comapany NameZhangmen Education Inc.
                                                           Office of Trade &
Services
June 4, 2021 Page 2
cc:       Z. Julie Gao, Esq.
FirstName LastName